UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 28, 2006

_____

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 5.02. DEPARTURE OF DIRECTORS OR PRINCIPAL OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF PRINCIPAL OFFICERS; COMPENSATORY ARRANGEMENTS OF CERTAIN OFFICERS.

   b). On November 28, 2006, Theodore M. Solso, a director of Irwin Financial Corporation (the "Corporation"), notified the Corporation of his decision to leave the Corporation's Board of Directors effective December, 31, 2006. An announcement of Mr. Solso's resignation is contained in the press release attached as Exhibit 99.1. Mr. Solso's letter to Will Miller, Chairman and CEO of the Corporation, is attached as Exhibit 17.

ITEM 8.01. OTHER EVENTS.

   On November 29, 2006, Irwin Financial Corporation announced its 2006 Fourth Quarter Dividend as described in the press release attached as Exhibit 99.1.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

   d.) Exhibits

Exhibit No.	Description
17	Letter from Mr. Solso dated November 28, 2006
99.1	Press Release dated November 29, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: November 30, 2006   By: /s/ Gregory F. Ehlinger

_____

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
17	Letter from Mr. Solso dated November 28, 2006
99.1	Press Release dated November 29, 2006



EXHIBIT 17

November 28, 2006

Mr. William Miller
Irwin Financial Corporation
500 Washington St.
Columbus, IN 47201

Dear Will:

I will be resigning from the Irwin Financial Corporation Board of Directors effective December 31, 2006.

Per our discussions, the reasons for my resignation are simply to resolve the governance issues created by both of us serving on each other's Boards.

It has been a privilege for me to serve on the Irwin Financial Board these past 13 years. I have enormous respect for you and your management team, as well as my fellow Board Members.

I have also enjoyed serving as well. I have made important friendships for life and for this I offer my sincere thanks.

I wish you, my fellow Board colleagues, the management and IFC all the best for the future. I plan on remaining a shareholder, so I will remain having a keen interest in continued performance.

Best personal regards,

TMS/sl

Tim Solso
Chairman and Chief Executive Officer

Cummins Inc.
One American Square - Suite 1800
Indianapolis, IN 46282 USA

Phone 1 317 610 2466
Fax 1 317 610 2550
cummins.com
tim.m.solso@cummins.com

EXHIBIT 99.1

News Release: IMMEDIATE RELEASE

For further information, contact:

Suzie Singer, Corporate Communications: 812.376.1917

IRWIN FINANCIAL CORPORATION ANNOUNCES
CHANGE IN BOARD OF DIRECTORS AND FOURTH QUARTER DIVIDEND

(Columbus, IN, November 29, 2006) Irwin Financial Corporation (NYSE:IFC) today announced that Tim Solso, a Director since 1993, will be leaving the Irwin Financial Corporation Board of Directors effective December 31, 2006. Solso is Chairman and CEO of Cummins, Inc. (NYSE: CMI).

Solso is stepping down to resolve potential governance issues created by his and Irwin Chairman and CEO Will Miller's service on each other's Board of Directors. Mr. Miller will continue to serve on the Cummins Board of Directors. The Governance Committee of the Irwin Board of Directors is actively seeking a replacement to serve the remainder of Mr. Solso's term which expires in 2008.

"I have enjoyed my time on the IFC Board. The culture and talents within this company have enabled its success and growth." Solso continued, "During my 13 years on the Board, I have seen the company grow from a $900 million Indiana-centric bank holding company to a $6 billion organization with operations throughout Canada and the United States. I am pleased to have been associated with such an outstanding organization."

Will Miller noted, "Tim's insight and guidance has been invaluable for the Board and for senior management. He has been an important contributor to our growth and development. His leadership and wisdom will be missed."

Additionally, the Corporation announced a dividend of $0.11 per share to be paid on December 29, 2006, to all shareholders of record on December 15, 2006. The dividend rate is a $0.01 per share or 10 percent increase as compared with the dividend paid in the same quarter a year earlier.

Irwin® Financial Corporation (http://www.irwinfinancial.com) is a bank holding company with a history tracing to 1871. The Corporation, through its principal lines of business provides a broad range of financial services to consumers and small businesses in selected markets in the United States and Canada.